                                   FORM 11-K
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D. C. 20549

(Mark One)
[X]  ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF
     1934
                  For the fiscal year ended December 31, 1999

                                      OR

[_] TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

              For the transition period from _______ to _________

                         Commission file number 1-2116



        TRIANGLE PACIFIC CORP. SALARIED EMPLOYEES' PROFIT SHARING PLAN
                           (Full title of the Plan)



                       ARMSTRONG WORLD INDUSTRIES, INC.
              2500 Columbia Avenue Lancaster, Pennsylvania 17604
          (Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office)


                                                                      Page No.
                                                                      --------
Item 1. Independent Auditors' Report                                         4
        ----------------------------

Item 2. Statements of Net Assets Available for Benefits                      5
        -----------------------------------------------
            December 31, 1999 and 1998

Item 3. Statements of Changes in Net Assets Available for Benefits           6
        ----------------------------------------------------------
            Years ended December 31, 1999 and 1998

Notes to Financial Statements                                             7-13

Schedule of Assets Held for Investment Purposes                             14

Exhibits                                                                    15
--------
            Consent of Independent Auditors

                                   SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the committee constituting the administrator which administers the plan have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

                              TRIANGLE PACIFIC CORP. SALARIED EMPLOYEES'
                              PROFIT SHARING PLAN

June 26, 2000                 By: /s/: Jennifer E. Wisdom
                              ---------------------------
                              Jennifer E. Wisdom Vice President Human Resources

                         Independent Auditors' Report


To the Profit Sharing Committee of the
 Triangle Pacific Corp. Salaried Employees' Profit
 Sharing Plan:


We have audited the accompanying statements of net assets available for benefits of the Triangle Pacific Corp. Salaried Employees' Profit Sharing Plan as of December 31, 1999 and 1998, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Triangle Pacific Corp. Salaried Employees' Profit Sharing Plan as of December 31, 1999 and 1998, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


KPMG LLP
Dallas, Texas
June 16, 2000

                            TRIANGLE PACIFIC CORP.
                    SALARIED EMPLOYEES' PROFIT SHARING PLAN

                Statements of Net Assets Available for Benefits

                          December 31, 1999 and 1998

                                                                                       1999               1998
                                                                                 ----------------     --------------
Assets:
     Investments, at fair value (note 5):
        Armstrong Holdings, Inc. common stock                                    $        573,978     $           --
        Fidelity Magellan Fund                                                         11,892,840          8,787,641
        Fidelity Equity Income Fund                                                     5,726,564          8,066,199
        Fidelity Intermediate Bond Fund                                                 1,328,382          1,312,874
        Fidelity Overseas Fund                                                            800,622            640,282
        Fidelity Asset Manager Fund                                                     2,576,403          2,370,238
        Fidelity Retirement Money Market Fund                                           7,584,663          8,334,656
                                                                                 ----------------     --------------
                 Total investments                                                     30,483,452         29,511,890

     Receivables:
        Employer contributions (note 2)                                                        --          1,006,842
        Other receivables                                                                  16,500                 --
                                                                                 ----------------     --------------
                 Total assets                                                          30,499,952         30,518,732
                                                                                 ----------------     --------------
Net assets available for benefits                                                $     30,499,952     $   30,518,732
                                                                                 ================     ==============

See accompanying notes to financial statements.

                            TRIANGLE PACIFIC CORP.
                    SALARIED EMPLOYEES' PROFIT SHARING PLAN

          Statements of Changes in Net Assets Available for Benefits

                    Years ended December 31, 1999 and 1998

                                                                                       1999               1998
                                                                                 ----------------    ---------------
Additions to net assets attributed to:
     Investment income:
        Interest and dividend income                                             $      2,256,002    $     1,795,511
        Net appreciation in fair value of investments (note 5)                          1,193,800          2,176,593
                                                                                 ----------------    ---------------
                    Net investment income                                               3,449,802          3,972,104

     Contributions:
        Participant (note 2)                                                            1,314,704          1,163,476
        Employer (note 2)                                                                 174,926          1,163,350
                                                                                 ----------------    ---------------
                    Total contributions                                                 1,489,630          2,326,826
                                                                                 ----------------    ---------------
                    Total additions                                                     4,939,432          6,298,930
                                                                                 ----------------    ---------------

Deductions from net assets attributed to -
     benefits paid to participants (notes 2 and 3)                                      4,958,212          2,573,310
                                                                                 ----------------    ---------------
                    Net increase (decrease)                                               (18,780)         3,725,620

Net assets available for benefit at beginning of year                                  30,518,732         26,793,112
                                                                                 ----------------    ---------------
Net assets available for benefit at end of year                                  $     30,499,952    $    30,518,732
                                                                                 ================    ===============

See accompanying notes to financial statements.

                            TRIANGLE PACIFIC CORP.
                    SALARIED EMPLOYEES' PROFIT SHARING PLAN

                         Notes to Financial Statements

                          December 31, 1999 and 1998


(1)  General Information

     The Triangle Pacific Corp. Salaried Employees' Profit Sharing Plan (the
     Plan) was established on January 5, 1976 by Triangle Pacific Corporation (the Company). The Plan was amended and restated effective January 1, 1993, to comply with applicable requirements of the Internal Revenue Code (IRC).

(2)  Description of the Plan

     The following description of the Plan provides only general information. Participants should refer to the Plan document for more detailed information.

     (a)  General

          The Plan is a defined contribution plan which provides retirement benefits to the salaried employees of the Company who have worked 1,000 hours in a consecutive 12-month period, and have attained age
          21. The participants are not required nor permitted to make any contributions to the profit sharing portion of the Plan except for transfers of balances from other qualified plans, but participants are permitted to contribute up to 10% of their compensation to the 401(k) portion of the Plan. The Plan is administered by the Company and advised by the Profit Sharing Committee (Committee), whose members are appointed by the Board of Directors of the Company (the Board).

     (b)  Contributions

          Company contributions to the profit sharing portion of the Plan are discretionary and are determined by the Board. Total contributions per Plan year, including profit sharing and 401(k), to any one participant cannot exceed the lesser of $30,000 or 25% of the participant's compensation. A participant will not receive a Company profit sharing contribution during a year in which the participant has a break in service. Effective January 1, 1998, the Plan was amended and restated (Amendment) to define the criteria of the Company contributions to the 401(k) portion. Company contributions to the 401(k) portion are matching contributions that provide a 25% match of participant's tax deferred contribution to the Plan up to 4% of the participants' eligible compensation. Participants are fully vested in the current value of their own contributions and earnings thereon, and become 100% vested in Company contributions upon completion of five years of service. Forfeitures resulting from non-vested employee termination ($159,397 in 1999 and $4,683 in 1998) are treated as a Company contribution and serve to reduce Company contributions in the year following the terminations. For each of the years ended December 31, 1999 and 1998, the Company made contributions of $174,926 and $1,163,350, respectively. For the years ended December 31, 1999 and 1998, participants made contributions of $1,314,704 and $1,163,476, respectively. Earnings therefrom were allocated to the remaining participants' accounts according to the provisions of the Plan.

                            TRIANGLE PACIFIC CORP.
                    SALARIED EMPLOYEES' PROFIT SHARING PLAN

                         Notes to Financial Statements

                          December 31, 1999 and 1998


     (c)  Payment of Benefits

          Upon termination of employment, participants generally may elect to receive the total value of their account attributable to their contributions, as well as the vested value of their Company contributions. Participants who are age 59 1/2 or over, or become permanently and totally disabled are automatically 100% vested in the value of Company contributions and related earnings credited to their account. In the event that termination is caused by death, the participant becomes 100% vested and the balance will be paid in full to the beneficiary. Participants may also make hardship withdrawals from their vested amounts, subject to provisions of the Plan document and determination of eligibility by the plan administrator.

     (d)  Participant Accounts and Allocations

          Allocations of Plan income are made to the participants based upon their relative account balances in the Plan at the beginning of each year. The annual Company contribution is allocated on a proportional basis relative to each participant's compensation for the year, as defined. Participants withdrawing from the Plan with a vested interest may only receive their account balance in a lump-sum payment.

          Participants are able to direct all contributions to their account in 10% increments to the various investment funds. The Magellan, Equity Income, and the Overseas funds are classified as equity funds while the Intermediate Bond and Retirement Money Market funds are classified as fixed income funds. The Asset Manager Fund is considered to be a mixture of both equity and fixed income funds.

     (e)  Investment Options

          The Plan has investment options available to which participants may allocate their contributions follow:

               . Armstrong Holdings, Inc. Common Stock - Effective April 1, 1999, the Plan was amended to include Armstrong Holdings, Inc. common stock as one of the investment options. Armstrong Holdings, Inc. (formerly Armstrong World Industries, Inc.) is the parent company of Triangle Pacific Corp. (see note 6). Armstrong is publicly traded on the New York Stock Exchange.

               . Fidelity Magellan Fund - The Fidelity Magellan Fund is a diversified portfolio of common stocks of domestic and foreign issuers. The portfolio seeks capital appreciation by investing in growth stocks, value stocks or both.

               . Fidelity Equity Income Fund - The Fidelity Equity Income Fund has a primary objective of seeking reasonable income by investing 65% of total assets in foreign and domestic income producing equity securities, such as stocks, bonds and other debt securities. The fund also seeks capital appreciation when consistent with its primary objective.

                            TRIANGLE PACIFIC CORP.
                    SALARIED EMPLOYEES' PROFIT SHARING PLAN

                         Notes to Financial Statements

                          December 31, 1999 and 1998


               . Fidelity Intermediate Bond Fund - The Fidelity Intermediate Bond Fund has a primary objective of seeking high current income by investing in U.S. dollar-dominated investment grade debt securities with maturities between three to ten years. The Lehman Brothers' Intermediate Government/Corporate Bond Index is used as a guide in structuring the fund and selecting the investments.

               . Fidelity Overseas Fund - The Fidelity Overseas Fund seeks long-term growth of capital by primarily investing in the common stock of foreign issuers.

               . Fidelity Asset Manager Fund - The Fidelity Asset Manager Fund strives for high total return with reduced risk over the long term. The fund pursues this goal with diversified investments of stocks, bonds and short-term and money market instruments, both domestic and international, while maintaining a diversified mix of securities.

               . Fidelity Retirement Money Market Fund - The Fidelity Retirement Money Market Fund seeks to earn a high level of current income while maintaining a stable $1.00 share price by investing in high-quality, short-term securities. These securities may include, but are not limited to, high-quality short-term U.S. dollar denominated money market securities, domestic and foreign issuers.

(3)  Summary of Significant Accounting Policies

     (a)  Basis of Accounting

          The accompanying financial statements are prepared on the accrual basis of accounting.

     (b)  Investments

          The investments of the Plan are stated at fair value, determined primarily on the basis of closing market quotations. Investment transactions are recorded by the trustee at current cost on the trade date. Realized and unrealized gains (losses) on investments are based on the fair value of the assets at the beginning of the Plan year or at the time of purchase during the year.

     (c)  Administrative Expenses

          All administrative expenses, including audit fees, consulting fees, recordkeeping fees, and trustee fees, are paid by the Company with no liability to the Plan ($22,447 and $53,646 in 1999 and 1998, respectively).

     (d)  Payment of Benefits

          Benefits are recorded upon distribution.

                            TRIANGLE PACIFIC CORP.
                    SALARIED EMPLOYEES' PROFIT SHARING PLAN

                         Notes to Financial Statements

                          December 31, 1999 and 1998


     (e)  Use of Estimates

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(4)  Units

     Participant accounts are assigned investment fund unit/shares. The net asset value per unit/share by fund/account for the 1999 and 1998 calendar quarters ended as follows:

                                                                                                                    Units at
                                                              1999 quarter ended                                  December 31,
                                 --------------------------------------------------------------------------
                                     March 31         June 30          September 30          December 31              1999
                                 --------------   --------------   -------------------   ------------------       ------------
     Armstrong Holdings,
      Inc. common stock          $      45.19     $      57.81     $          44.94      $        33.37                17,198
     Fidelity Magellan
      Fund                             129.75           129.77               122.02              136.63                87,044
     Fidelity Equity
      Income Fund                       55.92            61.63                56.03               53.48               107,079
     Fidelity Intermediate
      Bond Fund                         10.16             9.96                 9.88                9.76               136,105
     Fidelity Overseas
      Fund                              36.99            38.88                41.11               48.01                16,676
     Fidelity Asset
      Manager Fund                      17.54            18.08                17.28               18.38               140,174
     Fidelity Retirement
      Money Market
      Fund                               1.00             1.00                 1.00                1.00             7,584,663

                            TRIANGLE PACIFIC CORP.
                    SALARIED EMPLOYEES' PROFIT SHARING PLAN

                         Notes to Financial Statements

                          December 31, 1999 and 1998


                                                                                                                   Units at
                                                             1998 quarter ended                                  December 31,
                                 -------------------------------------------------------------------------
                                     March 31         June 30          September 30         December 31              1998
                                 --------------   --------------   ------------------   ------------------       ------------
     Fidelity Magellan
      Fund                       $    108.81      $    109.63      $         97.52      $        120.82               72,733
     Fidelity Equity
      Income Fund                      57.51            57.20                 49.6                55.55              145,206
     Fidelity Intermediate
      Bond Fund                        10.17            10.20                 10.4                10.27              127,836
     Fidelity Overseas
      Fund                             37.09             37.7                31.14                35.98               17,796
     Fidelity Asset
      Manager Fund                     19.59            19.54                18.24                17.39              136,299
     Fidelity Retirement
      Money Market
      Fund                              1.00             1.00                 1.00                 1.00            8,334,656

(5)  Investments

     In September 1999, the American Institute of Certified Public Accountants issued Statement of Position 99-3, Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters (SOP 99-3). SOP 99-3 simplifies the disclosure for certain investments and is effective for plan years ending after December 15, 1999. The Plan adopted SOP 99-3 during the Plan year ending December 31, 1999. Accordingly information previously required to be disclosed about participant directed fund investment programs is not presented in the Plan's 1999 financial statements. The Plan's 1998 financial statements have been reclassified to conform with the current year's presentation.

     The following investments exceed 5% of the Plan's net assets available for Plan benefits at December 31, 1999 and 1998:

                                                                     Fair value
                                                       ------------------------------------
                                                              1999                1998
                                                       ----------------    ----------------
     Fidelity Magellan Fund                            $     11,892,840    $      8,787,641
     Fidelity Equity Income Fund                              5,726,564           8,066,199
     Fidelity Asset Manager Fund                              2,576,403           2,370,238
     Fidelity Retirement Money Market Fund                    7,584,663           8,334,656
     Other - less than 5%                                     2,702,982           1,953,156
                                                       ----------------    ----------------
            Total investments                          $     30,483,452    $     29,511,890
                                                       ================    ================

                            TRIANGLE PACIFIC CORP.
                    SALARIED EMPLOYEES' PROFIT SHARING PLAN

                         Notes to Financial Statements

                          December 31, 1999 and 1998


     During 1999 and 1998, the Plan's investments had net realized and unrealized gains (losses) as follows:

                                                                   1999                 1998
                                                            ----------------     ----------------
          Common stock                                      $       (219,272)    $             --
          Equity Funds                                             1,337,223            2,276,775
          Fixed Income Funds                                         (60,071)            (100,182)
          Equity/Fixed Income Funds                                  135,920                   --
                                                            ----------------     ----------------
                 Net appreciation in fair value of
                   investments                              $      1,193,800     $      2,176,593
                                                            ================     ================

     The components of investment income for the years ended December 31, 1999 and 1998 are as follows:

                                                                   1999                1998
                                                            ----------------    ----------------
          Investment income:
             Interest and dividend income                   $      2,256,002    $      1,795,511
             Net appreciation in fair value of
                investments                                        1,193,800           2,176,593
                                                            ----------------    ----------------
                                                            $      3,449,802    $      3,972,104
                                                            ================    ================

(6)  Acquisition

     On July 22, 1998, Triangle Pacific Corp. was acquired by Armstrong World Industries, Inc. (a subsidiary of Armstrong Holdings, Inc.). The Board of Directors of Triangle Pacific Corp. intends to continue providing retirement benefits through the Company's defined contribution plans.

(7)  Tax Status of the Plan

     The Internal Revenue Service has determined and informed the Company by a letter dated January 3, 1995, that the Plan and related trust are designed in accordance with applicable requirements of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's management believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

                            TRIANGLE PACIFIC CORP.
                    SALARIED EMPLOYEES' PROFIT SHARING PLAN

                         Notes to Financial Statements

                          December 31, 1999 and 1998


(8)  Plan Termination

     Although the Company has not expressed an intent to terminate the Plan, in the event of such a termination, the priority of distribution of assets is in accordance with the provisions of the Employee Retirement Income Security Act of 1974. Distribution of Plan assets will be as follows:

          (a) in the event of partial termination of the Plan, distributions shall be treated for participants affected by the termination in the same manner as distributions for complete termination are treated;

          (b) in the event of complete termination of the Plan, the Committee may instruct the Trustee to:

               (i) continue to administer the Plan and distribute funds to Participants upon termination of employment until the Fund is liquidated or

               (ii) distribute the assets remaining in the Plan, after payment of any expenses.

(9)  Party-in-interest

     Certain Plan investments are shares of common stock of Armstrong Holdings, Inc. and shares of mutual funds managed by Fidelity Investments. Triangle Pacific Corp. is a wholly-owned subsidiary of Armstrong Holdings, Inc. Fidelity Management Trust Company is the Trustee as defined by the Plan. Therefore, transactions involving these entities and funds qualify as party-in-interest transactions.

(10) Subsequent Events

     Effective January 1, 2000, the Plan was amended to increase the employer matching contribution percentage to 50% of qualified employee contributions up to 6% of the employee's annual earnings for all participants.

                                                                      Schedule 1


                            TRIANGLE PACIFIC CORP.
                    SALARIED EMPLOYEES' PROFIT SHARING PLAN

                Schedule of Assets held for investment purposes
                       at end of year December 31, 1999

                                                                                                         Current
           Identity of issuer                             Description of investment                       value
------------------------------------        ------------------------------------------------         ---------------
Armstrong Holdings, Inc.*                   Common stock                                             $      573,978

Fidelity Investments*                       Fidelity Magellan Fund                                       11,892,840

Fidelity Investments*                       Fidelity Equity Income Fund                                   5,726,564

Fidelity Investments*                       Fidelity Intermediate Bond Fund                               1,328,382

Fidelity Investments*                       Fidelity Overseas Fund                                          800,622

Fidelity Investments*                       Fidelity Asset Manager Fund                                   2,576,403

Fidelity Investments*                       Fidelity Retirement Money Market Fund                         7,584,663
                                                                                                     --------------
                                                    Total investments                                $   30,483,452
                                                                                                     ==============

*Party-in-interest

See accompanying independent auditors' report.